UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934
___________________________

ENDESA AMÉRICAS S.A.

 (Name of Subject Company (Issuer))

__________________________

ENERSIS AMÉRICAS S.A.

ENEL S.p.A.

ENEL IBEROAMÉRICA, S.R.L.

ENEL LATINOAMÉRICA, S.A.

ENDESA AMÉRICAS S.A.

 (Name of Filing Person (Offeror))

__________________________

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

 (Title of Class of Securities)

29261D 104

(CUSIP Number of Class of Securities)

_________________________

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)
_________________________

Javier Galán Enersis Américas S.A. Santa Rosa 76 Santiago, Chile Telephone: +(562) 2353-4510	Copies to: J. Allen Miller, Esq. Sey-Hyo Lee, Esq. Chadbourne & Parke LLP 1301 Avenue of the Americas New York, NY 10019-6022 Telephone: +1 (212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

——

*    Pursuant to General Instruction D to Schedule TO, no filing fee is required for preliminary communications made before the commencement of a tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒   going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Important Information

This Schedule TO-C relates solely to preliminary communications made before the commencement of a planned tender offer by Enersis Américas S.A. (“Enersis Américas”) for all of the outstanding shares of common stock, no par value, of Endesa Américas S.A. (“Endesa Américas”), including in the form of American Depositary Shares, that are not currently owned by Enersis Américas and its affiliates. This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Endesa Américas, or an offer to participate in a tender offer for shares of Endesa Américas described herein.  The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules.  In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer.  Shareholders and investors may obtain free copies of the tender offer materials that Enersis Américas files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enersis Américas.  These tender offer materials are not currently available and their availability is subject to the commencement of the tender offer.

The following preliminary communications were made on a significant event (hecho esencial) filing that was furnished by Enersis Américas to the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) on September 28, 2016 and also furnished to the SEC on Form 6-K.

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registry Registration No. 175

Santiago, September 28, 2016

Ger. Gen. N° 63/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

            Ref. SIGNIFCANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence of Securities and Insurance (“SVS,” in its Spanish acronym), and exercising the powers conferred upon me, I come to inform you in this Significant Event, that today, the Extraordinary Shareholders’ Meeting of Enersis Américas S.A. (“Enersis Américas” or the “Company”) resolved, complying with the quorum required by law and the Company’s by-laws, the following:

1.     Approve, pursuant to the terms of Title XVI of the Chilean Companies Act No. 18,046 (“LSA,” in its Spanish acronym), the related-party transaction (“OPR,” in its Spanish acronym) which consists of the proposed statutory Merger of Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”), into Enersis Américas (the “Merger”).

2.     Approve, pursuant to the terms of Title IX of the LSA, and of paragraph 3 of Title IX of the Chilean Companies Regulations, the proposed Merger by virtue of which Enersis Américas, in its capacity as the surviving company, would absorb by acquisition the subsidiaries Endesa Américas and Chilectra Américas, each of which would then dissolve without the need for their liquidation, succeeding them in all their rights and obligations; and the specific terms and conditions of the Merger and the background information that serves as the foundation of the Merger.

The Merger was subject to the compliance of the following conditions precedent (the "Conditions Precedent"):

 (A)(i) The withdrawal rights that may be exercised by the statutory merger dissenting shareholders of Enersis Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; provided that the exercise by the shareholders of Enersis Américas of the withdrawal right does not result in any shareholder exceeding the maximum shareholding concentration limit of 65% in Enersis Américas on the date the exercise period of the withdrawal right by the statutory merger dissenting shareholders is due to expire, considering for that purpose the number of shares into which the new Enersis Américas capital stock approved by the Board will be divided; (ii) that the withdrawal right that may be exercised by the shareholders of Endesa Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; or (iii) that the withdrawal right that may be exercised by the shareholders of Chilectra Américas as a result of the Merger may not exceed 0.91% of its outstanding voting shares; and

 (B) If one or more of the events described in numbers (i), (ii) or (iii) of letter A above should occur within 60 days of the date of the respective shareholders’ meetings to favorably vote on the Merger, the shareholders’ meetings of each of the merging companies have agreed at a subsequent shareholders’ meeting that the effects, deriving from any one of these facts and having been agreed, should not be applicable therefore, that the Merger shall become effective.

Should the Conditions Precedent be met, a single declaratory public deed shall be issued notifying of the compliance with said Conditions Precedent. Said public deed shall be titled “Deed of Compliance with the Merger Conditions.”

The Merger shall be effective as of the first day of the calendar month following the month in which the aforementioned Deed of Compliance with the Merger Conditions is granted and once the Merger has become effective, it will be informed in a timely manner to the SVS, to other relevant entities and to the market as a Significant Event.

The shareholders’ meeting has approved the exchange ratio of 2.8 shares of Enersis Américas for each share of Endesa Américas and 4 shares of Enersis Américas for each share of Chilectra Américas, without considering fractions of shares.

The Merger will entail a capital increase of Enersis Américas by the amount of Ch$ 1,046,470,167,544, through the issuance of 9,232,202,625 new registered shares of the same series and without par value, which will be subscribed and fully paid using the incorporated equity of the shareholders of the absorbed companies, excluding for purposes of this subscription and capital payment, the shareholding capital Enersis Américas currently owns in Endesa Américas and Chilectra Américas. At the same time, the following articles of bylaws will be modified under the following terms:

      I.        Amendment of Article One, informing that the new name of the Company will be Enel Américas S.A., clarifying that it is a publicly traded company.

     II.        Amendment of Permanent Article Four, in order to insert in the first paragraph a comma (,) between expressions “foreign” and “the exploration” and replace in letter d) the terms “affiliated companies” with “related, subsidiaries and associate companies”

    III.        Amendment of Article Five, informing of the capital increase of Enersis Américas’ resulting from the Merger, and the issuance of newly registered shares of a single series and without par value;

   IV.        Rescind all of the bylaws’ transitional provisions due to loss of their validity, and add a new Transitory Article One related to the status of the subscription and the payment of the capital stock after the Merger, and

    V.        Issue a new, re-written text of the Enersis Américas bylaws.

It is hereby established Record that the Extraordinary Shareholders’ Meetings of Endesa Américas and Chilectra Américas also held today and in which the Company participated as a shareholder, voted favorably on both the OPR and the Merger, pursuant to the quorums required by law and the bylaws of their respective companies.

Finally, I herby inform you that, notwithstanding what shall be communicated in due time, and pursuant to terms established by law and existing regulations, the statutory merger dissenting shareholders have the withdrawal right pursuant to the existing legislation.

Cordially,

Luca D’Agnese

Chief Executive Officer

c.c.       Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)